UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA selected as member of the

FTSE4Good Emerging Index first edition

•         Coca-Cola FEMSA was selected, together with 24 leading emerging market companies in sustainability from the food and beverage sector, to form part of this index.

Mexico City, Mexico – January 30th, 2017 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler by sales volume of Coca-Cola products in the world, announced today that it was included in the new FTSE4Good Emerging Index because of its commitment to the sustainable generation of economic, social and environmental value.

Created by FTSE Russell, a global index leader, the FTSE4Good Index Series is designed to measure the performance of companies demonstrating strong Environmental, Social and Governance (ESG) practices. Coca-Cola FEMSA was one of the five Mexican companies from the food and beverage sector chosen for the index. In sum, the FTSE4Good Emerging Index comprises 457 businesses from different emerging markets industries, representing a market capitalization of more than US$1.8 trillion.

“Membership in the prestigious FTSE4Good Emerging Index demonstrates that we are on the right path. We share the conviction that every action we take must simultaneously generate economic, social, and environmental value for our stakeholders. This recognition reinforces our commitment to our employees, our communities, the environment, and our investors,” said John Santa Maria, Chief Executive Officer of Coca-Cola FEMSA.

In the last years, the Company has earned several awards and recognitions for its sustainability performance. These recognitions include its membership in the Dow Jones Sustainability Emerging Markets Index, the Mexican Stock Exchange Sustainability Index, and the Vigeo Eiris Emerging Market 70 Ranking.

FTSE Russell confirmed that Coca-Cola FEMSA has been independently assessed according to the FTSE4Good criteria and has satisfied the requirements to become a member of the FTSE4Good Index Series. The FTSE4Good indices are used by a wide variety of market participants to create and assess responsible investment funds and other products.

Coca-Cola FEMSA’s 2015 Sustainability Report: Excellence in Evolution presents the company’s most relevant sustainability results. The complete document is available at: https://www.coca-colafemsa.com/sustainability.html https://www.coca-colafemsa.com/sustainability.htmlhttps://www.coca-colafemsa.com/sustainability.html

About the Company

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, the state of Mato Grosso do Sul, the state of Paraná, the states of Santa Catarina, part of  the state of Rio Grande do Sul, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 66 bottling facilities and serves more than 373 million consumers through 2,800,000 retailers with more than 100,000 employees worldwide.

Investor Relations:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186

•         Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218

•         Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

January 30th, 2017.	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: January 30, 2017